Exhibit 99.5

Kappes, Cassiday & Associates

7950 Security Circle Reno, Nevada 89506
Telephone: (775) 972-7575 FAX: (775) 972-4567
Website: www.kcareno.com E-Mail: cdefilippi@kcareno.com

Carl E Defilippi

I, Carl E. Defilippi, M.Sc., C.E.M., do hereby certify that I am currently employed as Senior Engineer for Kappes, Cassiday & Associates located at 7950 Security Circle, Reno, Nevada 89506 and:

1. I graduated with a Bachelor of Science degree in Chemical Engineering from the University of Nevada in 1978 and a Master of Science degree in Metallurgical Engineering from the University of Nevada in 1981.

2. I am a Registered Member of the Society for Mining, Metallurgy and Exploration (775870RM).

3. I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. I am independent of the Issuer and related companies applying all of the tests in section 1.5 of National Instrument 43-101.

4. I am one of the authors of this Technical Report titled Technical Report on the Shahuindo Heap Leach Project, Cajabamba, Peru prepared for Sulliden Gold Corporation Ltd., effective as of September 26, 2012, and dated November 9, 2012. I am responsible for Sections 2, 4, 5, 13, 17 through 20, 21 (except 21.2 and 21.10), 22, 23 and 27 and am co-responsible for Sections 1, 3, 6 and 24 through 26.

5. I visited the Shahuindo project site on April 6 through 8, 2010 and May 4 through 7, 2010.

6. As of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains the necessary scientific and technical information to make the Technical Report not misleading.

7. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

8. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated September 19, 2014.

“Carl E. Defilippi"
Carl E. Defilippi